82-2244

# FORM 55-102F6
# INSIDER REPORT
(See instructions on the back of this report)



02055129

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

|  |  |
|---|---|
| NO. / STREET / APT | 16885 W. Bernardo Drive, Suite 100 |
| CITY | San Diego |
| PROV | California |
| POSTAL CODE | 92127 |
| BUSINESS TELEPHONE NUMBER | 858 - 451 - 3637 Ext 215 |
| BUSINESS FAX NUMBER | 858 . 451 . 1169 |

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED: DD 23 MM 09 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, F AND G ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| A DESIGNATION OF CLASS OF SECURITIES | B BALANCE OF CLASS OF SECURITIES ON LAST REPORT | C TRANSACTIONS DATE DD | MM | YY | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE / EXERCISE PRICE | $ US | D PRESENT BALANCE OF CLASS OF SECURITIES HELD | E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION | F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 15,482 | | | | | 0 | 0 | | ☐ | 15,482 | 2 | Corinne Mitchell |
| COMMON | 15,481 | | | | | 0 | 0 | | ☐ | 15,481 | 2 | Amy Mitchell |
| COMMON | 15,481 | | | | | 0 | 0 | | ☐ | 15,481 | 2 | William Mitchell |
| COMMON | 155,296 | | | | | 0 | 0 | | ☐ | 155,296 | 1 | |
| COMMON | 35,000 | | | | | 0 | 0 | | ☐ | 35,000 | 3 | *See Remarks |
| STOCK OPTIONS | 1,172,085 | 24 | 09 | 02 | 52 | | 23,721 | 1.85 | ☐ | 1,148,364 | 1 | |

**BOX 6. REMARKS**

*INVERSIONES SAN GABRIEL

PROCESSED
OCT 0 9 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
SEP 3 0 2002
WASH

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (IN BLOCK LETTERS): JACK R. MITCHELL

SIGNATURE: Jack R Mitchell

DATE OF THIS REPORT: DD 25 MM 09 YY 02

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